UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A/A

AMENDMENT TO AND ADOPTION OF

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF

THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company, a Maryland corporation (the “Registrant”), hereby notifies the U.S. Securities and Exchange Commission that it is adopting as its own the registration of FS Global Credit Opportunities Fund, a Delaware statutory trust (the “Predecessor Registrant”), under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, in connection with the recently completed conversion of the Predecessor Registrant into a Maryland corporation. In connection with such amended notification of registration, the Registrant submits the following information:

Name: FS Credit Opportunities Corp.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

Telephone Number (including area code):

(215) 495-1150

Name and Address of Agent for Service of Process:

Stephen S. Sypherd

Vice President, Treasurer and Secretary

FS Credit Opportunities Corp.

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☐    NO  ☒

Item 1. Exact name of registrant.

FS Credit Opportunities Corp.

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Registrant is a Maryland corporation. The Registrant filed its Articles of Incorporation with the Secretary of State of the State of Maryland on March 23, 2022.

Item 3. Form of organization of registrant.

Maryland corporation.

Item 4. Classification of registrant.

Management company.

Item 5. If registrant is a management company:

(a) State whether registrant is a “closed-end” company or an “open-end” company.

The Registrant is a closed-end management company.

(b) State whether registrant is registering as a “diversified” company or a “non-diversified” company.

The Registrant is registered as a “non-diversified” investment company for purposes of the Investment Company Act of 1940, as amended.

Item 6. Name and address of each investment adviser of registrant.

FS Global Advisor, LLC

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of the registrant.

Directors

The address of each director is 201 Rouse Boulevard, Philadelphia, PA 19112.

Name	Position with Registrant
Michael C. Forman	Chairman of the Board and Director
Barbara J. Fouss	Director
Walter W. Buckley, III	Director
Philip E. Hughes, Jr.	Director
Robert N.C. Nix, III	Director

Officers

The address of each officer is 201 Rouse Boulevard, Philadelphia, PA 19112.

Name	Position with Registrant
Michael C. Forman	President and Chief Executive Officer
Edward T. Gallivan, Jr.	Chief Financial Officer
Stephen S. Sypherd	Vice President, Treasurer and Secretary
James F. Volk	Chief Compliance Officer
Jason Zelesnik	Chief Operating Officer

Item 8. If registrant is an unincorporated investment company not having a board of directors.

Not applicable.

Item 9.

(a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No.

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of each such underwriter.

Not applicable.

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

No.

(d) State whether registrant has any securities currently issued and outstanding (yes or no).

Yes.

(e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

As of March 17, 2022, the number of beneficial owners of Registrant’s outstanding securities is 31,481. No company owns 10 percent or more of the Registrant’s outstanding voting securities.

Item 10. State the current value of registrant’s total assets.

The current value of Registrant’s total assets is approximately $2.4 billion.

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Company Act of 1958 (yes or no).

No.

Item 12. Attach as an exhibit a copy of registrant’s last regular periodic report to its security holders, if any.

Please find attached as an exhibit to this amended Form N-8A, the Predecessor Registrant’s annual report for the period ended December 31, 2021.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Philadelphia and State of Pennsylvania on the 23rd day of March, 2022.

FS CREDIT OPPORTUNITIES CORP.

By:	/s/ Michael C. Forman
Michael C. Forman
President and Chief Executive Officer

Attest:	/s/ Stephen S. Sypherd
Stephen S. Sypherd
Vice President, Treasurer and Secretary